Select Bancorp, Inc.

700 West Cumberland Street

Dunn, North Carolina 28334

July 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Acceleration Request

Select Bancorp, Inc.

Registration Statement on Form S-3
(File No. 333-225805)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Select Bancorp, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on June 22, 2018, as amended by Pre-Effective Amendment No. 1 thereto filed on July 11, 2018 (File No. 333-225805), so that it may become effective at 4:01 p.m. (Eastern time) on July 19, 2018, or as soon as practicable thereafter.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Jonathan A. Greene of Wyrick Robbins Yates & Ponton LLP at (919) 865-2832 or jgreene@wyrick.com or to Stuart M. Rigot at (919) 882-7122 or srigot@wyrick.com. Thank you for your assistance.

Very truly yours,

SELECT BANCORP, INC.

By:	/s/ William L. Hedgepeth II
William L. Hedgepeth II
President and Chief Executive Officer

cc:	Wyrick Robbins Yates & Ponton LLP